November 13, 2013

VIA EDGAR SUBMISSION

Ms. Stephanie J. Ciboroski, Senior Assistant Chief Accountant

Ms. Angela Connell

Mr. Lory Empie

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	E*TRADE Financial Corporation

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 26, 2013

Form 10-Q for the Fiscal Quarter Ended June 30, 2013

Filed August 6, 2013

File No. 001-11921

Dear Ms. Ciboroski, Ms. Connell and Mr. Empie:

This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in the letter dated September 30, 2013 to Matthew J. Audette, E*TRADE Financial Corporation (the “Company”) regarding the above-referenced Form 10-K (the “Form 10-K”) for the fiscal year ended December 31, 2012 and the above-referenced Form 10-Q (the “Form 10-Q”) for the quarter ended June 30, 2013 (the “Comment Letter”).

Below are the Staff’s comments (in italics) and the Company’s responses thereto, organized as set forth in the Comment Letter.

Form 10-K for Fiscal Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

Balance Sheet Overview – Deposits, page 57

1. We note your disclosure that the increase in sweep deposits in 2012 was offset by a reduction of $1.7 billion in sweep accounts that were transferred off-balance sheet as a result of deleveraging initiatives and the dissolution of your third bank charter. We also note your tabular disclosure on page 58 which includes “Customer cash balances held by third parties and other” as a component of “Total customer cash and deposits”. Finally, we note from your disclosure on page 37 that you earn revenue from such customer cash held by third parties. Please address the following:

•	Revise future filings to clarify why you include customer cash held by third parties as part of your customer cash and deposits activity metric, and tell us how you considered whether this metric is a non-GAAP measure under Item 10(e) of Regulation S-K. Please also revise your disclosures to clearly indicate that such balances are not reflected on your consolidated balance sheet, and consider whether the title of “Total customer cash and deposits” is sufficiently transparent as a metric that includes deposits that are held by third party banks.

The Company advises the Staff that “Customer cash balances held by third parties and other” is a component of “Total customer cash and deposits” and “Brokerage related cash” in the Company’s filings. Accordingly, the Staff’s comment applies to both “Total customer cash and deposits” and “Brokerage related cash.”

As part of its ongoing efforts to reduce the size of its balance sheet, the Company has taken strategic measures to move customer assets to third parties. As disclosed in the Overview section of Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), changes in customer assets, which are measured by changes in both “Total customer cash and deposits” and “Brokerage related cash,” indicate the value of the Company’s relationship with the customer. The Company views an increase in customer assets as a general indication that the use of the Company’s products and services by existing and new customers is expanding. As some customer assets are held by third parties, we believe it is helpful to investors to include customer cash held by third parties in the “Total customer cash and deposits” and “Brokerage related cash” metrics in order to fully reflect the level of engagement with the Company’s customers of its products and services.

The Company reported “Total customer cash and deposits” as a customer activity metric, but did not emphasize this metric as it is not included in the Overview of the Company’s MD&A, and did not include this metric in the Form 10-Q for the quarter ended September 30, 2013, as the Company revised its discussion and tabular disclosure to focus on “Brokerage related cash” and align the tabular disclosure with its customer activity metrics included in the Overview. The Company intends to continue focusing on “Brokerage related cash” in future filings, therefore the rest of this response addresses “Brokerage related cash” and reflects the revisions to the disclosures regarding this metric.

The Company considers all customer activity metrics, including “Brokerage related cash” to be operating and statistical measures, which, pursuant to Item 10(e)(4) of Regulation S-K, are excluded from the definition of non-GAAP financial measures. The Company’s customer activity metrics are clearly labeled as such under the heading “Customer Activity Metrics” in the Overview section of the Company’s MD&A. They are distinct from the Company’s financial metrics, which are clearly labeled as such under the heading “Company Financial Metrics”. These labels appear in both the tabular disclosure and in the narrative disclosure in the MD&A Overview. Accordingly, we believe the Company’s customer activity metrics disclosure is transparent and clear.

In response to the Staff’s comment, the Company included disclosure in the Balance Sheet Overview – Deposits section of MD&A in the Form 10-Q for the quarter ended September 30, 2013 as follows:

“The majority of the deposits balance, specifically sweep deposits, is included in brokerage related cash and reported as a customer activity metric of $38.2 billion and $33.9 billion at September 30, 2013 and December 31, 2012, respectively. The total brokerage related cash balance is summarized as follows (dollars in millions):

			Variance
	September 30,	December 31,	2013 vs. 2012
	2013	2012	Amount	%
Deposits	$25,869.8	$28,392.5	$(2,522.7)	(9)%
Less: bank related cash(1)	(6,416.6)	(7,138.9)	722.3	(10)%
Customer payables	5,830.3	4,964.9	865.4	17%
Customer assets held by third parties(2)	12,916.1	7,644.2	5,271.9	69%

Total brokerage related cash	$38,199.6	$33,862.7	$4,336.9	13%

(1)	Bank related cash includes complete savings deposits, checking deposits, other money market and savings deposits and time deposits.
(2)	Customer assets held by third parties are not reflected on our consolidated balance sheet.

Increases in brokerage related cash generally indicate that the use of our products and services by existing and new brokerage customers is expanding.”

•	During your earnings call for the quarter ended September 30, 2012 you discussed the fact that you utilize five bank charters to act as a waterfall for customer sweep accounts, three of which were owned by you until the liquidation of the third bank charter during the third quarter. You also discussed the fact that during the fourth quarter you transferred an additional $1.2 billion in customer sweep accounts from your second charter to a third party institution, and that after this transaction your five charter sweep product now has E*TRADE in the first position, with the other four charters all off-balance sheet. Given the increase in customer sweep deposits that have been moved off-balance sheet (which as of June 30, 2013 was up to $11.5 billion), please revise your future filings to more clearly describe your customer sweep program.

The Company advises the Staff that the customer assets held by third parties include the customer sweep deposits that were transferred to third party institutions and customer assets that are held in third party money market funds. At June 30, 2013, customer sweep deposits held at third party institutions were $3.6 billion and customer assets held in third party money market funds were $7.9 billion. In response to the Staff’s comment, the Company has included disclosure in the Balance Sheet Overview section of MD&A in the Form 10-Q for the quarter ended September 30, 2013 as follows:

“As part of our strategy to strengthen our overall financial and franchise position we have been focused on improving our capital ratios by reducing risk and deleveraging the balance sheet. Our deleveraging strategy included transferring customer deposits to third party institutions. At September 30, 2013, our customers held $12.9 billion of assets at third party institutions, including third party banks and money market funds. Approximately 67% of these off-balance sheet assets are as a result of our deleveraging efforts. Customer assets held by third parties included $4.3 billion and $2.3 billion of customer sweep deposits at September 30, 2013 and December 31, 2012, respectively, in the extended insurance sweep deposit account program (“ESDA”) that we have in place for brokerage customers. At September 30, 2013, the ESDA program utilized E*TRADE Bank in combination with six additional third party program banks to allow certain customers the ability to insure at least $1,250,000 of the cash they hold in the ESDA. In addition, at September 30, 2013 and December 31, 2012 customer assets held by third parties included $8.6 billion and $5.3 billion, respectively, held in third party money market funds in which our customers can elect to participate.”

•	Include in your revised disclosures a description of the contractual arrangements under which you earn revenues on these account balances and whether any fees are paid to these third party institutions for them to assume such deposits. In this regard, tell us and clarify in future filings what the revenues earned on these accounts as disclosed on page 37 represent (e.g., contractual fees, interest spread, etc.) and whether such revenues are net of any fees paid to the third party institutions.

The Company advises the Staff that we earn revenue on the customer assets that are sent to third party institutions generally based on the federal funds rate plus a negotiated spread or other contractual arrangement with each third party institution. These amounts are not net of any fees that are paid, as the Company does not pay fees to the third party banks. The Company has revised its footnote to the Enterprise Yield Table in the Earnings Overview section of MD&A in the Form 10-Q for the quarter ended September 30, 2013 as follows (revisions are in underlined text):

“Includes revenue earned on average customer assets of $10.9 billion and $3.7 billion for the nine months ended September 30, 2013 and 2012, respectively, held by third parties outside the Company, including money market funds and sweep deposit accounts at unaffiliated financial institutions. Fees earned on the customer assets are based on the federal funds rate plus a negotiated spread or other contractual arrangement with the third party institutions.”

•	Revise your disclosure in future filings to discuss the impact that transferring these customer sweep accounts to third parties may have on your results of operations, particularly for net interest income, as well as your expectation for this trend to continue in the future.

In response to the Staff’s comment, the Company revised its disclosure in the Earnings Overview section of MD&A in the Form 10-Q for the quarter ended September 30, 2013 as follows:

“As part of our strategy to strengthen our overall financial and franchise position we have been focused on improving our capital ratios by reducing risk and deleveraging the balance sheet. Our deleveraging strategy included transferring customer deposits to third party institutions. At September 30, 2013, our customers held $12.9 billion of assets at third party institutions, including third party banks and money market funds. Approximately 67% of these off-balance sheet assets are as a result of our deleveraging efforts. We estimate the impact of our deleveraging efforts on net operating interest income to be approximately 115 basis points based on the estimated current re-investment rates on these assets, less approximately 35 basis points of cost associated with holding these assets on our balance sheet, primarily, FDIC insurance premiums. While we may take some tactical actions in future periods, we consider our deleveraging initiatives to be complete; therefore, any future impact on net operating interest income and pre-tax earnings will be driven primarily by fluctuations in the interest rate environment.”

•	Revise your liquidity discussion in future filings to discuss the impact that your deleveraging initiatives – particularly with respect to the transfer of sweep deposit accounts to third parties – may have on your available liquidity. In this regard, we note your disclosure on page 60 that you believe sweep deposits are of particular importance as they are the most stable source of liquidity for E*TRADE Bank when compared to non-sweep deposits.

In response to the Staff’s comments, the Company revised its disclosure in the Liquidity and Capital Resources section of MD&A in the Form 10-Q for the quarter ended September 30, 2013 as follows (revisions are in underlined text):

“Management believes that within deposits, sweep deposits are of particular importance as they are the most stable source of liquidity for E*TRADE Bank when compared to non-sweep deposits. While in recent periods we have transferred customer sweep deposits to third party banks that participate in our ESDA program, we maintain the ability to bring these off-balance sheet deposits back to E*TRADE Bank with appropriate notification to the third party program banks. In addition, certain customer payables and sweep deposits were transferred to third party money market funds. At September 30, 2013, we had $4.3 billion and $8.6 billion of customer deposits at third party banks and third party money market funds, respectively. We continually assess our liquidity position with respect to our ESDA program with the third party banks, and maintain additional sources of liquidity outside of deposits through other programs that are available to us. Refer to “Other Sources of Liquidity” within this section for additional information on those programs. ”

Notes to Consolidated Financial Statements

Note 5 – Loans Receivable, Net, page 139

2. We note your disclosures related to the $50 million in charge-offs recognized in the third quarter of 2012 associated with newly identified bankruptcy filings that were not timely reported by a third party servicer. Please address the following.

•	Given that current and historical charge-off experience is a key component of your determination of the allowance for loan losses, tell us how you considered the impact of these newly identified bankruptcy filings on your historical loss experience given your disclosure that 80% of them related to prior years.

The Company advises the Staff that within its general allowance methodology the Company utilizes a bankruptcy expectation based on observed bankruptcy filing volume within the prior twelve months. As discussed in the prior filing, 80% of these untimely reported bankruptcies were related to prior periods and therefore they had a minor impact on our general allowance at the end of 2012 as they did not significantly increase our expectation of bankruptcies in the next 12 months. However, the Company did include in its qualitative assessment consideration of the risk related to third party reporting.

•	Confirm whether the charge-offs recorded during the third quarter related to these newly identified bankruptcy filings were largely covered by your allowance for loan losses established in prior periods.

The Company advises the Staff that approximately 90% of these newly identified bankruptcy filings were current at September 30, 2012. Delinquency status, delinquency history, and delinquency transition rates experienced during the prior 12 month period are significant contributors to expected loss in our forecast used to estimate our allowance for loan losses. There was no indication of risk of loss for these loans until we received the bankruptcy notice. As a result, they were not covered by the allowance for loan losses that had been established in prior periods.

As a result, the Company assessed whether this adjustment was a correction of an error or a change in accounting estimate. Accounting Standards Codification (“ASC”) 250-10 Accounting Changes and Error Corrections – Overall provides guidance on the reporting and materiality determination for the correction of an error. The Master Glossary defines an error in previously issued financial statements as follows:

“[a]n error in recognition, measurement, presentation, or disclosure in financial statements resulting from mathematical mistakes, mistakes in the application of generally accepted accounting principles (GAAP), or oversight or misuse of facts that existed at the time the financial statements were prepared.”

The Master Glossary defines a change in accounting estimate as follows:

“[a] change that has the effect of adjusting the carrying amount of an existing asset or liability or altering the subsequent accounting for existing or future assets or liabilities. A change in accounting estimate is a necessary consequence of the assessment, in conjunction with the periodic presentation of financial statements, of the present status and expected future benefits and obligations associated with assets and liabilities. Changes in accounting estimates result from new information. Examples of items for which estimates are necessary are uncollectible receivables, inventory obsolescence, service lives and salvage values of depreciable assets, and warranty obligations.”

The Company also noted that ASC 250-10-45-17 states the following:

“[a] change in accounting estimate shall be accounted for in the period if the change affects that period only or in the period of change and future periods if the change affects both. A change in accounting estimate shall not be accounted for by restating or retrospectively adjusting amounts reported in financial statements of prior periods or by reporting pro forma amounts for prior periods.”

The Company concluded that there was not an oversight or misuse of facts based on the Company’s oversight of its servicers and regular review of loan data as outlined in the response to comment #2 bullet #3 below. Rather, as the bankruptcy information obtained for the September 2012 reporting period was new information that the Company did not have in the past, nor was this information reasonably knowable or readily accessible, the Company concluded that this was a change in accounting estimate and accordingly recorded the impact of this new information in the period in which the information was received. However, recognizing that the accounting guidance is not entirely clear on how to interpret and apply the concept of an “oversight or misuse of facts that existed at the time the financial statements were prepared” to our specific facts and circumstances, the Company felt it was important to include clear disclosure in its Form 10-K to highlight this matter and the impact on the current period and the amount related to bankruptcies that occurred in prior periods.

•	Tell us whether you rely on third party servicers for any other credit quality information that is utilized as part of your determination of the allowance for loan losses. If so, tell us the procedures you performed to ensure the completeness, accuracy and timeliness of this information.

The Company advises the Staff that it utilizes third party loan servicers for loan balance, delinquency status and bankruptcy notice in the determination of the allowance for loan losses. The Company performs various servicer oversight controls including:

•	Review and monitoring of data reported by the servicers, including:

•	Monthly reporting of loans that have filed for bankruptcy protection;

•	Monthly reporting of loan performance;

•	Monthly reconciliations of loan data remittances through our in-house, parallel loan accounting system, including:

•	Monthly reconciliations of unpaid principal loan balances reported by the servicers to our loan accounting system and to the general ledger;

•	Reconciliation of cash remittances received to servicer reports;

•	Annual onsite audits of servicer performance data, including the review of bankrupt accounts; and

•	Annual onsite audits of various aspects of data reporting by the Company’s Internal Audit Department.

In addition, the Company enhanced its servicer oversight controls in September 2012, as all bankruptcy information reported by third party loan servicers is now corroborated by use of independent third party bankruptcy data.

The Company also uses third party service providers to obtain updated borrower credit scores and collateral valuation information that are incorporated into the risk management and loss forecasting processes. This information is obtained directly from credit bureau and valuation vendors. The credit bureaus have firsthand knowledge of the borrower’s payment behavior; however, in the case of the valuation model vendors, as the collateral values are updated through an asset valuation model, an independent validation process exists to confirm reasonableness of model values.

•	We note your disclosure that you consider your reliance on third parties as an internal factor considered in determining the qualitative component of your allowance for loan losses. More clearly explain how this qualitative factor is derived.

The Company advises the Staff that it utilizes a qualitative factor framework whereby, on a quarterly basis, management assesses the risk associated with three main categories: external factors, internal factors, and portfolio specific factors. A risk factor and an allocation are determined for every element of the qualitative factor based on management judgment, recent macroeconomic trends, performance in the portfolio, and Company specific risks. The risk factor is a gauge of current risk on a “Low”, “Medium”, or “High” scale. The allocation is the percent of the overall qualitative factor attributable to each element.

For the quarter ended December 31, 2012, we added a specific element in the internal factors related to third party servicers resulting from the unreported bankruptcy event. Increased reliance on third parties or increased risk at third parties, such as servicing transfers, would prompt management to increase the risk associated with third parties, and thereby increase the risk factor, the allocation, or both in determining the qualitative factor related to third parties.

•	Tell us what considerations were given to the impact on internal controls over financial reporting and the conclusions drawn. Include in your response whether consideration was given to the impact of potential similar occurrences with third party service information providers on other areas of the financial statements.

The Company advises the Staff that management identified a control deficiency related to the risk assessment and monitoring of third party servicers, however did not conclude it was a material weakness. The Company identified the increase in bankruptcies reported by one of our third party loan servicers, and in researching this increase discovered that the third party loan servicer had not been reporting bankruptcies timely. The Company’s existing process did identify the untimely reporting issue, and the Company believes that when this third party servicer issue was discovered that the then existing processes and controls related to the monitoring of loan servicers were effective; however, with the newly identified bankruptcy filings the Company established an enhanced process utilizing an independent third party to obtain bankruptcy data on the entire loan portfolio to enhance its monitoring of loan servicers as a result of this event. This enhanced process was in place for September 30, 2012 reporting and continues to be in place.

The Company has gained comfort on the data received from the loan servicers based on various oversight controls as outlined in response to the Staff’s comment #2 bullet #3 above. As it relates to loans with borrowers who have filed for bankruptcy protection, there were no months in which a servicer skipped bankruptcy reporting, which would have been an indication to further inspect the data being reported.

The Company further advises the Staff that consideration was given to the impact of similar occurrences with other third party service information providers. The Company has various oversight controls over its third party service providers relating to the other areas of the financial statements, similar to those outlined above on the Company’s third party loan servicers.

Based on the Company’s oversight of its third party service providers, in particular the regular review of loan data from the Company’s loan servicers and enhanced bankruptcy reporting monitoring described above, the Company believed that its internal control over financial reporting was operating effectively as of December 31, 2012.

Form 10-Q for the Quarterly Period Ended June 30, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 3

Earnings Overview, page 6

3. We note that at the end of June 2013, you made a decision to exit the market making business and pursue a sale of your contractual order flow agreements. Item 303(a)(3)(ii) of Regulation S-K requires a discussion of any known trends or uncertainties that may have a material impact on earnings. While we acknowledge the disclosures provided throughout your filing regarding the resulting goodwill impairment in your market making reporting unit, we could not locate any discussion regarding the impact that you expect the exit from this business will have on your results of operations in future periods. Accordingly, please revise your future filings to provide such a discussion and clarify which revenue sources will be primarily impacted by the exit from this business (e.g., commissions, order flow revenue, principal transactions, etc.).

The Company advises the Staff the revenue earned from our market making business is reported in the principal transactions revenue line item on the consolidated statement of income. The market making business, G1 Execution Services LLC (“G1X”), has a formal intercompany agreement with E*TRADE Securities LLC (“ETS”), both wholly owned consolidated subsidiaries of the Company. As part of the intercompany agreement, ETS routes a portion of its order flow to G1X, and receives an order flow rebate which is eliminated in consolidation. Upon closing the sale of G1X, the Company expects an increase in order flow revenue as all order flow will be routed to third parties.

In response to the Staff’s comment, in the Form 10-Q for the quarterly period ended September 30, 2013, the Company added disclosures in the Overview, Earnings Overview – Fees and Service Charges and Earnings Overview – Principal Transactions sections as follows:

Overview – Significant Events:

“We entered into a definitive agreement to sell the market making business, G1 Execution Services LLC (“G1X”) to an affiliate of Susquehanna International Group, LLP (“Susquehanna”) for approximately $75 million, subject to regulatory approval. We do not expect the sale of the market making business to have a material impact on our results of operations as the net impact of the removal of principal transaction revenue and associated operating expenses, predominantly in compensation and clearing expenses, will be offset by an expected increase in order flow revenue as a result of routing all of our order flow to third parties.”

Earnings Overview – Fees and Service Charges:

“Currently the market making business, G1X, has a formal intercompany agreement with E*TRADE Securities LLC (“ETS”), both wholly owned consolidated subsidiaries of the Company. As part of the intercompany agreement, ETS routes a portion of its order flow to G1X, and receives an order flow rebate which is eliminated in consolidation. After closing the sale of the market making business, we expect to see an increase in order flow revenue as ETS will be routing all of its order flow to third parties.”

Earnings Overview – Principal Transactions:

“The market making business generates all of our principal transactions revenue. On October 23, 2013, we entered into a definitive agreement to sell the market making business to an affiliate of Susquehanna. Upon closing of the sale, we will no longer have principal transactions revenue.”

Notes to Consolidated Financial Statements

Note 1 – Organization, Basis of Presentation and Summary of Significant Accounting Policies, page 56

Financial Statement Descriptions and Related Accounting Policies – Allowance for Loan Losses, page 57

4. We note your disclosure that during the second quarter of 2013 you refined your default assumptions and extended the period of forecasted losses captured within the general allowance related to a subset of the home equity line of credit (HELOC) portfolio that will require balloon payments at the end of the draw period. We also note that these enhancements drove the majority of the provision for loan losses during the three months ended June 30, 2013. Please address the following and revise your disclosures in future filings accordingly:

•	Explain whether the refinements impacted your probability of default or loss given default assumption and how the need for such a refinement arose. In this regard, clarify whether you changed the time horizon used to determine your historical loss rates.

The Company advises the Staff that each quarter the Company assesses and refines its expectations around default and loss assumptions and discloses such refinements when the impact was or is expected to be significant. During the quarter ended June 30, 2013, the Company continued to evaluate the significant burden a balloon payment may place on a borrower with a low Fair Isaac Credit Organization (“FICO”) score and high combined loan-to-value ratio (“CLTV”). As a result, the Company refined its expectations and estimates around the time period that it might take for these borrowers’ equity positions in their collateral to appreciate in order to allow for possible refinance of the balloon loan at maturity. As the balloon payment dates approach, the Company continues to evaluate and increase, when appropriate, the estimated loss captured in the general allowance. Please see the response below for further information on the current impact of probability of default and the time period used to capture forecasted losses within the general allowance.

•	Your disclosure on page 58 states that the general allowance is typically equal to your forecast of loan losses in the twelve months following the balance sheet date. Specify the loss emergence (or forecast) period that you are now using for the subset of your HELOC portfolio with required balloon payments, and explain the factors you considered in determining to lengthen it compared to the rest of your portfolio.

The Company advises the Staff that the Company’s general allowance is typically equal to its forecast of loan losses in the twelve months following the balance sheet date. In response to the Staff’s comment, the Company revised its disclosure in the Allowance for Loan Losses accounting policy as follows (revisions in underlined text):

“During the three and nine months ended September 30, 2013, the Company evaluated and refined its default assumptions related to a subset of the home equity line of credit portfolio that will require borrowers to repay the loan in full at the end of the draw period, commonly referred to as “balloon loans”. These loans were approximately $250 million of the home equity line of credit portfolio at September 30, 2013. The Company evaluated the significant burden a balloon payment may place on a borrower with a low FICO score and high CLTV ratio, and examined those loans within the balloon portfolio. The Company refined its expectations and estimates around the time period that it might take for these borrowers’ equity positions in their collateral to appreciate in order to allow for possible refinance of the balloon loan at maturity. As a result of this evaluation, the Company increased its default assumptions and extended the period of management’s forecasted loan losses captured within the general allowance to include the total probable loss on this subset of balloon loans. The overall impact of these enhancements drove the majority of the provision for loan losses during the three and nine months ended September 30, 2013.”

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for your assistance in this matter. Please address any comments or questions with respect to the foregoing to the undersigned at (646) 521-4389.

Sincerely,

/s/ Matthew J. Audette

Matthew J. Audette
Chief Financial Officer
E*TRADE Financial Corporation

cc:	Karl A. Roessner

E*TRADE Financial Corporation

Sarah K. Solum

Daniel G. Kelly, Jr.

Davis Polk & Wardwell LLP

Mark Wallis

Brian J. Maloney

Deloitte & Touche LLP